

Mail Stop 4546

April 3, 2017

Via E-mail
Mr. Edward J. Noonan
Chairman of the Board of Directors and Chief Executive Officer
Validus Holdings Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re: Validus Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-33606**

Dear Mr. Noonan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis
Full Year 2016, 2015 and 2014 Summarized Results of Operations-Consolidated, page 64

1. Your discussion of financial indicators on pages 49-50 and results of operations on pages 51 and 64 appears to give undue prominence to your non-GAAP measures. Please explain to us your consideration of Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures as revised on May 17, 2016 ("Revised C&DIs") in providing these disclosures. In this regard, specifically discuss your consideration of the following examples from the C&DI that we consider indicators of undue prominence:

    *   Presenting a full income statement of non-GAAP measures or presenting a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures;

- Presenting a non-GAAP measure using a style of presentation (e.g., bold, larger font) that emphasizes the non-GAAP measure over the comparable GAAP measure;
- Providing tabular disclosure of non-GAAP financial measures without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures or including the comparable GAAP measures in the same table;
- Providing discussion and analysis of a non-GAAP measure without a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence.

Non-GAAP Financial Measures, page 90

2. Your non-GAAP measure "Net operating income available to Validus common shareholders" does not appear to reflect the income tax effects of the related non-GAAP adjustments. Please tell us how you determined that this presentation was consistent with Question 102.11 of the revised C&DIs.

Notes to Consolidated Financial Statements
Note 21 – Income Taxes, page F-68

3. With respect to the $18.4 million release of the valuation allowance previously held against a deferred tax asset related to tax losses carried forward in Luxembourg, please provide us with your analysis of all available evidence considered, both positive and negative, and how this evidence was weighted in determining that a partial release of this valuation allowance was warranted during the fourth quarter of 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance